INVEST IN **KOI**

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Total Loan Amount
$11m
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New York
NY-NJ MSA
2023
13.05%
151,000
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2021
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1.25
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320,000
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usekoi.com New York, NY

Highlights

1. The team and advisors come from MIT, Harvard, Meta, Schmidt Futures, Fifth Third Bank, Sofi, & NCRC.

2. Only a few months into outreach, 23 institutions are interested in transacting on Koi.

Featured Investor

Darian Bhathena
Syndicate Lead

Follow

Invested $8,000

"Koi is a simple solution to a niche and complex problem, at a time when pressures to solve that problem are mounting. As a technology-first company, it has the potential to disrupt a previously manual, fragmented, and broken system in the secondary SMB loan market without re-inventing the wheel or needing to accomplish too much all at once. Increasing regulatory obligations under the Community Reinvestment Act (CRA) are increasing demand for exactly the elegant solution that Koi is proposing it can offer. Furthermore, the team at Koi has exactly the right determination, expertise, and

team at Koi has exactly the right determination, expertise, and - perhaps most importantly - motivation, to make this platform a reality. I have witnessed firsthand the progress the team has made so far, the patience they have had and the research they have done to find the correct positioning for the platform and company, and I am excited to become a part of their journey."

Our Team



Christien Williams CEO



Gavin Lifrieri COO

Pitch



Koi
A SECONDARY LOAN MARKETPLACE TO INCREASE INVESTMENT IN UNDERSERVED COMMUNITIES
CONFIDENTIAL
COPYRIGHT © 2024 KOI PLATFORMS, INC., ALL RIGHTS RESERVED

Banks want to lend more but can't due to low reserves
With banks' loan-to-deposit ratios (LDRs) soaring, bank reserves are at their lowest comfort level, curbing lending
Credit unions, CDFIs, and community banks
Currently have low reserves and high funding costs
High interest rate environments shrink deposits further and make other forms of capital even more expensive
Large institutions
Are oversaturated lending in some markets and want to free capital to sell in others
Chart 5: Small bank reserves are as low as they are going to go, drying up a source of funding for loans
Small Bank Reserves % Assets
Large Bank Reserves % Assets
RRP with MMMF % Fed B/S (R)

6%
0%
Jan 18
Jan 19
Jan 20
Jan 21
Jan 22
Jan 23
Source: Federal Reserve, TS Lombard

Banks are stuck with a high LDRs because they can't efficiently sell their loans

Banks hold **$12T**[1] in loans on their balance sheets, **$800B**[2] of which are small business loans

Banks want to sell their loans to gain liquidity, but the market of buyers for anything but conforming mortgage loans is opaque and accessing interested buyers is inefficient

... as a result, pricing is hard,

... and deal flow is slow.

In the current high interest rate environment, loans are below par, making the available offers suboptimal for sellers.

Sources: 1 Assets and Liabilities of Commercial Banks in the United States; 2 Availability of Credit to Small Businesses, Federal Reserve

One result of this is essential debt capital is not reaching low- to moderate-income small and medium businesses

- Loans crucial to building small and medium businesses (SMBs) aren't reaching Americans living in low- to moderate-income (LMI) communities
- This problem disproportionally reduces opportunities for wealth creation among those that need it the most
- At the same time, regulators are demanding banks make more loans in LMI communities

Heightened regulator pressure has banks scrambling to find and buy LMI loans

- The Community Reinvestment Act (CRA), since 1977, has legally obligated banks to lend and invest in LMI communities
- On October 24, 2023, a new modernized CRA rule dropped:
  - Banks have more assessment areas
  - Assessment areas are larger
  - Banks' CRA gaps are being more exposed
- 62 % of banks are "highly concerned about the new CRA rule"[2]

CRA Reform Expands Assessment Areas, Driving Increased Demand for LMI Loans



$140M[1]
>$1B

Sources: 1 Public Disclosure for a national online bank; LinkedIn; 2 Wolters Kluwer CRA Colloquium

CRA SMB lending is already a big business and is about to

get much bigger because of the new rule

- $285B[1] is spent annually on originations and purchases of SMB loans for CRA
- Failing CRA grades mean banks are **legally prevented from growing** (M&A, acquisitions, new branches)
- CRA qualifying loans are difficult for banks to source and even harder to purchase at scale - a market inefficiency problem

Source: 1 FFIEC (2022)

Koi is the solution

A SECONDARY LOAN MARKETPLACE ENABLING STREAMLINED LISTING, MATCHING, AND EFFICIENT TRANSACTIONS AT SCALE


Originators
Portfolio loans lent to LMI communities
Liquidity, servicing fees, interest income
Koi Exchange
Order to purchase
CRA credit, interest income
Buyers
Matching, auction, contract management

COPYRIGHT © 2024 KOI PLATFORMS, INC., ALL RIGHTS RESERVED

Benefits for all parties

Borrowers
- Enhanced access to capital
- Get the best available rates

Originators
- Liquidity from loan participation sales
- Boosted origination growth → 3x lending impact compared to status quo with the same investment
- Greater returns from servicing fees
- Better pricing

Buyers
- CRA loan/pool search engine
- CRA, Fair lending, ESG credit
- Predictable, risk-adjusted returns → loans purchased through Koi make 40% more than a T-Note

Koi
- Help increase investment in LMI communities
- Fees from buyers and sellers on the marketplace

Metrics listed are detailed in the appendix

COPYRIGHT © 2024 KOI PLATFORMS, INC., ALL RIGHTS RESERVED

Koi's market consists of originators and buyers

Koi's TAM is the $1.5T[1] ESG debt market. Our beachhead is the $265B[2] in annual CRA eligible SMB loan production.


Originators
Fintechs
LID CUs
CDFIs
Credit Unions
Community Banks
Regional Banks
Koi Exchange
Buyers
National lenders, including fintech partner banks
Community banks
Large Regional Banks
Impact/ESG investors

Source: 1 Institute of International Finance (2023); 2 FRED (2022)

Koi makes money just like any other exchange

Fees from investors (buyers) and originators (sellers)

- Flat rate for funded loans: 1% for buyers, 10% of above par value for sellers
- Possible subscription model for services standardizing diligence data

Go-to-Market

- In early partnership talks with CDFI; partner brings a network of 100+ CDFIs looking to immediately sell as well as buyers
- Pursuing partnerships with credit union leagues, bankers associations
- Already interest from 4 buyers and 4 sellers
- The bank industry is "lemming-like", once a few join the others follow
  - *CRA Officer at $200B bank & CEO at leading CDFI*

Competitors Comparison

Company	Facts	Provides sellers with buyer transparency so sellers get the best price	Tech platform that enables a high volume of transactions at scale	Opens listing up to all CDFIs, CUs, banks	Buyers can tailor search criteria at scale	Dynamic investor auction	Enhances regulatory compliance
Scale-Link	F2020: Private	✗ No	✗ No	✗ No	✗ No	✗ No	✔ Yes
CNote	F2016: Private	✗ No	✗ No	✗ No	✗ No	✗ No	✔ Yes
Investment managers	Solomon Hess F2004, $1B AUM; Community Capital Management, F1998, $4.5B AUM	✗ No	✗ No	✗ No	✗ No	✗ No	✔ Yes
Loan-Street	F2013: Series B	✗ No	✔ Yes	✗ No	✗ No	✗ No	✗ No
XChangeFi	F2022: Parent CDFI AUM $2B	✗ No	✔ Yes	✗ No	✔ Yes	✗ No	✔ Yes
Koi ⚠	F2023: Private	✔ Yes	✔ Yes	✔ Yes	✔ Yes	✔ Yes	✔ Yes

We will eventually grow the pie of originations that supply our marketplace

- $950B in SMB loans are denied annually[1,2]. $100B of these are low-risk and should get funded[3], **$25B of which are in LMI communities. <u>This increases our opportunity by $25B</u>**

- Profitable loans are denied due to antiquated underwriting that misclassifies risk, and regulation that requires lenders reserve capital for losses

- In phase 2, Koi will build a second-look AI underwriting model to identify and facilitate the sale of profitable loans that would normally be denied

Sources: 1 SBA (2019), 2a Biz2Credit (2021), 2b Urban Institute (2019), 3 Zest AI

Our Team



Christien, Co-Founder
Email | LinkedIn

Product @ Schmidt Futures;
Software Engineering @ Meta;
Machine Learning Research,
MIT/ENS Paris-Saclay;
M.Eng. & S.B. in Computer Science
(AI), MIT



Gavin, Co-Founder
Email | LinkedIn

Software Engineering @ Meta;
Analyst @ D.E.Shaw
Dir. of Eng., Harvard T4SG;
A.B. in Computer Science and
Economics, Harvard University

Appendix

A Single Loan Transaction

Bank A has a $200k loan with a 7yr term and 13% APR on its books. This loan, originated in Cincinnati, OH, is CRA eligible: it's a loan to a small business and the borrower is a low- or moderate-income individual.

1. The bank lists the loan on Koi, gaining exposure to a vast network of buyers. They'll sell 90% participation interest in the loan ($180k)

2. Buyers with CRA obligations in Cincinnati filter their search based on their geographic needs as well as credit criteria

3. Multiple buyers submit bids for this loan, leading to a sale price premium of 1% ($1.8k)



Sellers list loans



Buyers search for loans



Automated second price auction

A Single Loan Transaction Cont'd

$200k loan with a 7yr term and 13% APR

1. **Seller** gains (year 1 of the loan term)
   a. Proceeds from sale (includes premium): **$182,000**
   b. Koi program income:
      i. Servicing fees from the buyer (.5% annually of the sold participation's outstanding balance): **$900**
      ii. Interest income on the 10% principal retained: **$2,500**
2. **Buyer** gains (life of loan)
   a. CRA credit from 90% participation interest purchased: **$180,000**
   b. Net income from 90% participation interest purchased (less fees and risk): **$72,000**

5yr PV on participation purchase through Koi is greater than 5yr PV of US 5-year T-Note at 3.97%: **$46,000 vs $34,000**

Koi's Benefits For Sellers Compound Over Time

> In this example, under current processes, a lender originates an additional $10M of loans annually (7yr term, an average of 13% interest, 1.5% default risk)
> With Koi…
- Reinvesting participation sale proceeds results in multiples greater community impact through boosted origination growth
- The same investment yields greater return on capital

Compared to the status quo, with Koi, the same $10M worth of new loan capital per year results in 3x the lending impact


Loans Originated Under Status Quo
Loans Originated With Koi
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Y1
Y2
Y3
Y4
Y5
Y6
Y7

By year 7, the same investment has yielded 60% greater returns


Net Interest Income Without Koi
Net Income With Koi
$8,000
$6,000
$4,000
$2,000
$0
Y1
Y2
Y3
Y4
Y5
Y6
Y7

Future projections are not guaranteed

Seller Benefits Cont'd

Originator begins with $10M of loans with **7yr term**, an average of **13% interest**, and **1.5% default risk**

- During originator's process today, they only originate $10M in new loans each year
- With Koi, originator sells **90% participation interest** in the year's originations at the end of the calendar year and reinvests proceeds to grow origination program
- Servicing fees collected from the buyer help originators realize greater returns

		Y1	Y2	Y3	Y4	Y5	Y6	Y7
Process Today	Principal Value of Loans Originated	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
	Outstanding Balance EoY, From Principal Repayment	$9,062	$17,068	$23,839	$29,238	$33,065	$35,101	$35,101
	Interest Income	$1,245	$2,361	$3,330	$4,131	$4,742	$5,135	$5,281
	ECL (1.5% of Outstanding Annually)	$150	$286	$406	$508	$580	$646	$677
	Net Interest Income Without Koi	$1,095	$2,076	$2,924	$3,624	$4,153	$4,489	$4,605
Process With Koi	Principal Value of Loans Originated	$10,000	$18,238	$25,682	$33,157	$41,031	$49,014	$57,618
	Outstanding Balance EoY, From Principal Repayment	$9,062	$17,252	$25,475	$34,138	$42,919	$52,385	$62,484
	Principal Value Sold Through Koi (90% of Outstanding Principal)	$8,156	$15,527	$22,928	$30,724	$38,627	$47,146	$56,235
	Proceeds From Sale (Includes Premium)	$8,238	$15,682	$23,157	$31,031	$39,014	$47,618	$56,798
	Principal Value Retained (10% of Outstanding Principal)	$906	$1,725	$2,548	$3,414	$4,292	$5,238	$6,248
	Cumulative Principal Value Retained (10% of Outstanding Principal)	$906	$2,631	$5,179	$8,593	$12,885	$18,123	$24,372
	Interest Income From Loans Originated in Current Year	$1,245	$2,271	$3,199	$4,129	$5,110	$6,104	$7,176
	Interest Income From Current Loans Retained (Carried Over From Prior Years)		$113	$294	$502	$688	$786	$713
	Servicing Free Received From Buyers		$41	$115	$220	$347	$499	$689
	Transaction Fee Above Par Paid To Koi	$8	$16	$23	$31	$39	$47	$56
	ECL (1.5% of Outstanding Annually)	$150	$286	$420	$562	$717	$880	$1,055
	Net Income With Koi	$1,087	$2,124	$3,164	$4,258	$5,390	$6,463	$7,446

Future projections are not guaranteed

Loans purchased through Koi solve buyers' CRA problem and make 40% more than a T-Note

Investor buys **90% participation** interest in **$10M of loans** with **7yr term**, an average of **13% interest** and **1.5% default risk**

Principal Listed on Koi ($000 USD)	$10,000
Participations Purchased Through Koi ($000 USD)	$9,000
ECL, 1.5% of Outstanding Annually ($000USD)	$677
Servicing Fee, .5% of Outstanding Annually ($000 USD)	$203
Prepayment Risk, 1.5% of Init. Loan Amt. ($000 USD)	$135
Transaction Fee, 1% of P+I Paid to Koi ($000 USD)	$139
CRA Credit from Participations Purchased ($000 USD)	**$9,000**
Net Yield (Life of Loan, Less Fees and Risk)	**40%**
Participation Gross Interest Income ($000 USD)	**$4,753**
Participation Net Income ($000 USD)	**$3,600**
Koi Program 5Yr PV ($000 USD)	**$2,314**
5Yr PV of US 5-Year T-Note, at 3.97% ($000 USD)	**$1,684**

A small number of deals could yield significant fees for Koi

Originators sell **90% participation** interest in loans with **7yr term** and **13% interest rate**

Koi receives a fee of **1% from buyers**, **10% of above par value** from sellers

	Y1	Y2	Y3
Originator Side			
Average Loan Value, Principal ($000 USD)	$146	$149	$152
Average Loan Value, Interest ($000 USD)	$77	$79	$80
Seller Origination Volume	1,500	1,562	1,676
Share of Loans Listed	5.00%	10.00%	20.00%
Percent Originator Market Penetration	0.10%	0.20%	0.30%
Number of Originators	6	12	18
# of Loans Listed on Platform (From Market Penetration With Originators)	450	1,875	6,033
Buyer Side			
Percent Buyer Market Penetration	0.04%	0.10%	0.30%
Number of Buyers	2	4	12
Average Participation Interest Percentage Purchased	90%	90%	90%
Koi			
Premium Achieved for Seller on Sale	1.00%	2.00%	3.00%
Transaction Purchase Price For 90% Participation Sold in a Single Loan ($000 USD)	$133	$137	$141
Outstanding Value on Participation Purchased (Purchased Principal + Interest) ($000 USD)	$202	$207	$213
% of Listed Loans Transacted	20.00%	25.00%	30.00%
# of Listed Loans Transacted	90	469	1810
Total Transaction Value on Platform ($000 USD)	$18,190	$97,247	$385,519
Transaction Fees From Originator ($000 USD)	$12	$126	$742
Transaction Fees From Buyer ($000 USD)	$182	$972	$3,855
Revenue ($000 USD)	$194	$1,098	$4,597

Future projections are not guaranteed